January 8, 2025

Vitalis Racius
Chief Financial Officer
Avant Technologies
c/o Eastbiz.com, Inc.
5348 Vegas Drive
Las Vegas, NV 89108

        Re: Avant Technologies
            Form 10-K for the Year Ended March 31, 2024
            Form 10-Q for the Quarter Ended September 30, 2024
            File No. 333-225433
Dear Vitalis Racius:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended March 31, 2024
Report of Independent Registered Public Accounting Firm, page 24

1. We note the report of your independent registered public accounting firm refers to the financial position of the company as of March 31, 2024 and 2021. The report also refers to the results of the company's operations and cash flows for the fiscal year ended March 31, 2024 rather than referring to each of the years in the two-year period ended March 31, 2024. Please amend your Form 10-K and have your auditors reissue their report with references to the appropriate financial statements. Exhibits

2. Please ensure that your amended Form 10-K includes Section 302 certifications signed by the principal executive and principal financial officers of the company. In this regard, Exhibit 31.1 was signed by Vitalis Racius as Chief Executive Officer, however, the Form 10-K and Exhibit 32.1 appear to identify William Hisey as the
 January 8, 2025
Page 2

       Chief Executive Officer and Vitalis Racius as the Chief Financial Officer. In
       addition, the identification of the certifying individual at the beginning of the
       certification should be revised so as not to include the individual   s
title. Refer to Item
       601(b)(31) of Regulation S-K and Exchange Act Rule 13a-14(a).
Form 10-Q for the Quarter Ended September 30, 2024
Exhibits

3. We note the certifications included in Exhibits 31.1 and 31.2 do not include paragraph
       4(b) referring to the design of internal control over financial reporting. Please amend your Form 10-Q to include certifications containing the language precisely as set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to the Form 10-Q filed for the quarterly period ended June 30, 2024.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology